Exhibit 99.1

FOR IMMEDIATE RELEASE

SINO-GLOBAL ANNOUNCES FISCAL 2014 FIRST QUARTER FINANCIAL RESULTS

•	Company reports first profitable quarter since IPO despite year-over-year revenue decline
•	Company begins to recognize revenues from Zhiyuan logistic services relationship
•	Company continues to reduce its SG&A as it streamlines business operations to focus on earnings and profitability

New York, November 13, 2013 — Sino-Global Shipping America, Ltd. (Nasdaq: SINO), an international shipping agency and logistic services provider, today announced its selected financial results for its fiscal 2014 first quarter ended September 30, 2013.

Financial Highlights for the First Fiscal Quarter Ended September 30, 2013

•	Net income attributable to the Company was $0.28 million, compared with net loss attributable to the Company of $0.19 million for the same period of last fiscal year.
•	Total revenues were $3.32 million, down from $7.88 million in the first fiscal quarter ended September 30, 2012. Decline in revenues from the shipping agency business was partially offset by revenues from the newly developed logistic services business.
•	General and administrative expenses decreased from $1.0 million to $0.90 million; the 10% year-over-year decline was driven mainly by our overall cost reduction program.
•	Basic and diluted earnings (loss) per share were $0.06 and $(0.07) for the first quarter of fiscal 2014 and 2013, respectively. Earnings and losses per share are adjusted for the non-controlling interest.
•	Leverage the Zhiyuan relationship, the Company will continue to refine its business model and enhance its profitability.

Mr. Cao Lei, Sino-Global’s Chief Executive Officer, stated, “Earlier this year management reviewed our competitive position and business strategy and determined that we needed to take bold steps for our business to survive and grow. We are pleased to announce our first profitable quarter since the IPO.

In order to position our Company for significant growth across multiple revenue streams and drive profitability, we have done the following:

  Restructured our management and organizational structure to add experienced and motivated executives whose compensation will be tied to the Company’s profitability.
  Refined our business model to focus on higher margin protective shipping agency services and logistic services.
  Leverage the value of our strategic 5-year logistic service agreement (the “Zhiyuan Logistic Agreement”) with TEWOO Chemical & Light Industry, Zhiyuan Trade Co., Ltd. and TianJin Zhi Yuan Investment Group Co., Ltd. (together “Zhiyuan”) to expand our service platform. In September 2013, we provided our logistic services to the first shipment under the Zhiyuan Logistic Agreement in connection with the transportation of Zhiyuan’s chromite ore from South Africa to China.
  In the quarter ended September 30, 2013, the Zhiyuan Logistic Agreement contributed more than $1.88 million in revenues and net profit of approximately $0.61 million with a gross margin of 32.43%. Before this quarter, we provided no logistic services at all. While we cannot predict the frequency of shipments, we welcome the opportunity to engage in such higher-margin services.

“Our new initiatives to drive logistic services revenues and enhance the profitability of our shipping agency are already bearing significant benefits. In couple with our efforts to curb the overhead, we are now net income positive and have created a strong foundation for sustainable earnings and profitability.

“We are excited that the very positive changes we have made, along with an improving worldwide economic climate, could result in a significant improvement in both revenues and profits. We believe we have the building blocks necessary to create a strong balance sheet and a business platform that will generate healthy profits and create vastly improved shareholder value.”

Selected Financial Results for Fiscal 2013

Revenues

Our total revenues decreased by 57.91% from $7,882,068 for the three months ended September 30, 2012 to $3,317,661 in the comparable three months period in 2013. Our shipping agency business continued to be negatively impacted by the softening of the Chinese economy and its import of iron ore as well as the decline in the number of loading/discharging agency services we provided in 2013. The number of ships that generated revenues for us decreased from 124 to 64 for the three months ended September 30, 2012 and 2013, respectively. Moreover, we provided fewer loading/discharging agency services in 2013 -- 14 for the three months ended September 30, 2013 as compared to 73 ships for the same period in 2012. However, the revenue decline was partially offset by revenues from our newly developed logistic service business. In connection with the logistic services agreement executed with Zhiyuan in September 2013, we recognized revenues of $1,887,000 during the quarter ended September 31, 2013.

Costs of Revenues

Our cost of revenues decreased by 66.45% from $7,118,163 for the three months ended September 30, 2012 to $2,387,803 for the three months ended September 30, 2013. The increase in gross margin was due mainly to the delivery of the newly development logistic services.

Operating Expenses

Our general and administrative expenses decreased by 10.05% from $996,273 for the three months ended September 30, 2012 to $896,164 for the three months ended September 30, 2013. This decrease was driven mainly by our cost reduction program to streamline and enhance the effectiveness of our operations. The overall decrease included reduction in salaries and benefits for approximately $210,000, offset by increases in office expense and business development expense of $32,390 and $79,956, respectively.

Our selling expenses decreased by 40.94% from $86,508 for the three months ended September 30, 2012 to $51,088 for the three months ended September 30, 2013, mainly due to lower commission payments related to the decline in revenues.

Operating Loss

We had an operating loss of $17,394 for the three months ended September 30, 2013, compared to operating loss of $318,876 for the comparable three months in 2012. The reduction in operating loss was due mainly to net profit from the newly developed logistic services and reduction in general and administrative expenses.

Our net financial income was $23,867 for the three months ended September 30, 2013, compared to our net financial expense of $2,568 for the three months ended September 30, 2012. The net financial income was derived largely from the foreign exchange gains recognized in the financial statement consolidation.

Our income tax benefits were $22,500 for the three months ended September 30, 2013, compared to income tax expense of $157,200 for the three months ended September 30, 2012. The income tax expense in 2012 was due to the valuation allowance for deferred tax assets.

Net Income

As a result of the foregoing, we reported a net income of $28,973 for the three months ended September 30, 2013, compared to net loss of $442,157 for the three months ended September 30, 2012. After deduction of non-controlling interest, net profit attributable to Sino-Global Shipping America, Ltd. was $275,394 for the three months ended September 30, 2013, compared to net loss of $190,233 for the three months ended September 30, 2012. With other comprehensive loss foreign currency translation, comprehensive income attributable to the Company was $263,510 for the three months ended September 30, 2013, compared to comprehensive loss attributable to the Company of $199,016 for the three months ended September 30, 2012.

Other Selected Data

We have financed our operations primarily through cash flows from operations and a common stock transaction from April 2013. As of September 30, 2013, we had $1,986,537 in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and cash in banks. We deposited approximately 94.87% of our cash in banks located in New York, Canada and Hong Kong.

About Sino-Global Shipping America, Ltd.

We are a shipping agency and logistics services provider that serves ships coming to and departing from a number of countries, including China, Australia, South Africa, Brazil, Hong Kong, Canada and the United States. Founded in the United States in 2001, our company is a Virginia corporation with its primary US operations in New York.

Sino-Global provides ship owners, operators and charters with comprehensive yet customized shipping agency and logistic services including intelligence, planning, real-time analysis and on-the-ground implementation and logistics support. Sino-Global has achieved both ISO9001 and UKAS certifications.

Forward Looking Statements

No statement made in this press release should be interpreted as an offer to purchase any security. Such an offer can only be made in accordance with the Securities Act of 1933, as amended, and applicable state securities laws. Any statements contained in this release that relate to future plans, events or performance are forward-looking statements that involve risks and uncertainties as identified in Sino-Global's filings with the Securities and Exchange Commission. Actual results, events or performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as the date hereof. Sino-Global undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect the events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For More Information

For a more detailed review of Sino-Global's financial results for fiscal quarter ended September 30, 2013, please refer to the company's filing on Form 10-Q filing or Sino-Global's web site: www.sino-global.com.

Contact

You may contact Sino-Global in the United States or China. Points of contact are listed below:

United States Mr. Anthony S. Chan, CPA Acting CFO and EVP (718) 888-1814	People’s Republic of China Mr. Zhikang (Michael) Huang Chief Operating Officer +86 13911399217

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SINO-GLOBAL SHIPPING AMERICA, LTD. AND AFFILIATES

CONDENSED CONSOLIDATED  STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

	For the three months ended September 30,
	2013	2012

Net revenues	$3,317,661	$7,882,068

Cost of revenues	(2,387,803)	(7,118,163)
Gross profit	929,858	763,905

General and administrative expenses	(896,164)	(996,273)
Selling expenses	(51,088)	(86,508)
	(947,252)	(1,082,781)

Operating loss	(17,394)	(318,876)

Financial income (expense), net	23,867	(2,568)
Other income, net	-	36,487
	23,867	33,919

Net income (loss) before provision for income taxes	6,473	(284,957)

Income tax benefit (expense)	22,500	(157,200)

Net income (loss)	28,973	(442,157)

Net loss attributable to non-controlling interest	(246,421)	(251,924)

Net income (loss) attributable to Sino-Global Shipping America, Ltd	$275,394	$(190,233)

Net income (loss)	$28,973	$(442,157)

Other comprehensive income:
Foreign currency translation adjustments	(25,637)	(5,819)
Comprehensive income (loss)	3,336	(447,976)

Less: Comprehensive loss attributable to non-controlling interest	(260,174)	(248,960)

Comprehensive income (loss) attributable to Sino-Global Shipping America Ltd.	$263,510	$(199,016)

Earnings (loss) per share
-Basic and diluted	$0.06	$(0.07)

Weighted average number of common shares used in computation
-Basic and diluted	4,703,841	2,903,841

SINO-GLOBAL SHIPPING AMERICA, LTD. AND AFFILIATES

CONDENSED CONSOLIDATED  BALANCE SHEETS

(UNAUDITED)

	September 30,	June 30,
	2013	2013

Assets
Current assets
Cash and cash equivalents	$1,986,537	$3,048,831
Advances to suppliers	129,780	231,772
Accounts receivable, less allowance for doubtful accounts of $690,172 and $690,065 as of September 30, 2013 and June 30, 2012, respectively	2,905,436	3,142,203
Other receivables, less allowance for doubtful accounts of $235,066 and $233,950 as of September 30, 2013 and June 30, 2012, respectively	517,704	142,206
Other current assets	7,807	12,488
Prepaid taxes	26,189	26,288
Due from related parties	1,153,377	541,377

Total current assets	6,726,830	7,145,165

Property and equipment, net	246,110	267,662
Other long-term assets	25,800	18,278
Deferred tax assets	127,600	105,100
Total Assets	$7,126,340	$7,536,205

Liabilities and Equity
Current liabilities
Advances from customers	$303,142	$710,172
Accounts payable	3,185,881	3,219,240
Accrued expenses	107,000	51,352
Other current liabilities	395,681	424,141

Total Current Liabilities	3,991,704	4,404,905

Total Liabilities	3,991,704	4,404,905

Commitments and Contingency

Equity
Preferred stock, 1,000,000 shares authorized, no par value, none issued.	-	-
Common stock, 10,000,000 shares authorized, no par value; 4,829,032 shares issued as of September 30, 2013 and June 30, 2013; 4,703,841 outstanding as of September 30, 2013 and June 30, 2013	10,750,157	10,750,157
Additional paid-in capital	1,144,842	1,144,842
Treasury stock, at cost - 125,191 shares	(372,527)	(372,527)
Accumulated deficit	(4,581,219)	(4,856,613)
Accumulated other comprehensive income	42,907	54,791
Unearned Stock-based Compensation	(15,520)	(15,520)

Total Sino-Global Shipping America Ltd. Stockholders' equity	6,968,640	6,705,130

Non-Controlling interest	(3,834,004)	(3,573,830)

Total equity	3,134,636	3,131,300

Total Liabilities and Equity	$7,126,340	$7,536,205